

December 13, 2012

Via E-mail
Tim Warner
Chief Executive Officer
Cinemark USA, Inc.
3900 Dallas Parkway
Suite 500
Plano, TX 75093

> **Re: Cinemark USA, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 14, 2012**
> **File No. 033-47040**

Dear Mr. Warner:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Cover Page

1. We note that you have omitted certain information from your filing required by Form 10-K. We also note that you appear to be relying upon General Instruction I of Form 10-K. Please confirm, on the date of filing your report, that you met the conditions set forth in General Instruction I.(1)(a) and (b) of Form 10-K and therefore you filed your report with the reduced disclosure format. To the extent you rely upon General Instruction I of Form 10-K in future filings, please confirm that you will prominently set forth, on the cover page of the Form 10-K, a statement that you meet the conditions set forth in General Instruction I.(1)(a) and (b) of Form 10-K and therefore are filing your report with the reduced disclosure format. Refer to General Instruction I.(1)(c) of Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Donald E. Field at (202) 551-3680 or, in his absence, me at (202) 551-3750 with any questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Via E-mail
        Terry M. Schpok, Esq.